 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

California Resources Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

13057Q305
(CUSIP Number)

October 27, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13057Q305

1	NAME OF REPORTING PERSON

JB Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		6,645,154 shares of Common Stock
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

6,645,154 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,645,154 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.98%
12	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 13057Q305

1	NAME OF REPORTING PERSON

Solar Projects LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		6,645,154 shares of Common Stock
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

6,645,154 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,645,154 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.98%
12	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 13057Q305

1	NAME OF REPORTING PERSON

Solar Trust No. 2
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		6,645,154 shares of Common Stock
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

6,645,154 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,645,154 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.98%
12	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 13057Q305

1	NAME OF REPORTING PERSON

Daniel Scott Gimbel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		6,645,154 shares of Common Stock
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

6,645,154 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,645,154 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.98%
12	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 13057Q305

Item 1(a).	Name of Issuer:

California Resources Corporation, a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

27200 Tourney Road
Suite 200
Santa Clarita, California 91355

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

JB Investors, LLC (“JB Investors”)

100 West Liberty Street, Tenth Floor

Reno, Nevada 89501

Citizenship: Nevada

Solar Projects LLC (“Solar Projects”)

c/o JB Investors, LLC

100 West Liberty Street, Tenth Floor

Reno, Nevada 89501

Citizenship: Delaware

Solar Trust No. 2 (“Solar Trust”)

c/o JB Investors, LLC

100 West Liberty Street, Tenth Floor

Reno, Nevada 89501

Citizenship: Delaware

Daniel Scott Gimbel

c/o JB Investors, LLC

100 West Liberty Street, Tenth Floor

Reno, Nevada 89501

Citizenship: USA

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

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CUSIP No. 13057Q305

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”).

Item 2(e).	CUSIP Number:

13057Q305

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

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CUSIP No. 13057Q305

Item 4.	Ownership
(a)	Amount beneficially owned:

As of the close of business on November 6, 2020, JB Investors beneficially owned 6,645,154 shares of Common Stock.

Solar Projects, as the controlling member of JB Investors, may be deemed to beneficially own the 6,645,154 shares of Common Stock beneficially owned by JB Investors.

Solar Trust, as the sole member of Solar Projects, may be deemed to beneficially own the 6,645,154 shares of Common Stock beneficially owned by JB Investors.

Mr. Gimbel, as the manager of JB Investors and the trustee of Solar Trust, may be deemed to beneficially own the 6,645,154 shares of Common Stock beneficially owned by JB Investors.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of Solar Projects, Solar Trust and Mr. Gimbel disclaims beneficial ownership of the shares of Common Stock beneficially owned by JB Investors. The filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

(b)	Percent of class:

The following percentages are based on 83,319,721 shares of Common Stock outstanding as of October 27, 2020, as represented in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2020.

As of the close of business on November 6, 2020, JB Investors beneficially owned approximately 7.98% of the outstanding shares of Common Stock, and each of Solar Projects, Solar Trust and Mr. Gimbel may be deemed to beneficially own approximately 7.98% of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

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CUSIP No. 13057Q305

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Solar Projects, Solar Trust and Mr. Gimbel may be deemed to share voting and dispositive power over the shares of Common Stock beneficially owned by JB Investors.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 13057Q305

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2020

JB INVESTORS, LLC

By:	/s/ Daniel Scott Gimbel
Name: Daniel Scott Gimbel
Title: Manager

SOLAR PROJECTS LLC

By:	/s/ Daniel Scott Gimbel
Name: Daniel Scott Gimbel
Title: Manager

SOLAR TRUST NO. 2

By:	/s/ Daniel Scott Gimbel
Name: Daniel Scott Gimbel
Title: Trustee

/s/ Daniel Scott Gimbel
DANIEL SCOTT GIMBEL

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